UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.
                           FORM 12b-25
                                                       SEC File Number 0-9394
                                                     CUSIP Number 092020 20 5
                    NOTIFICATION OF LATE FILING

                             (Check One)
(X) Form 10-K        ( ) Form 11-K        ( ) Form 20-F        ( ) Form 10-Q

For Period Ended:  December 31, 1996
______________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable.
______________________________________________________________________________
Part I -- Registrant Information

     Full Name of Registrant: Black Dome Energy Corporation
     Former Name if Applicable:    N/A
______________________________________________________________________________

Address of Principal Executive Office (Street and Number):

          1536 Cole Boulevard, Suite 326, Building 4
______________________________________________________________________________

City, State and Zip Code:  Golden, Colorado  80401
______________________________________________________________________________
Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable.
______________________________________________________________________________
Part III -- Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Company's auditor has informed the Company that due to the auditor's workload and other scheduling problems associated with his practice, he will not be able to complete the Company's audit in time for the subject Report to be filed within the prescribed time period.
_____________________________________________________________________________
Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Joe Huff                  303            231-9059
       (Name)           (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required
     (under Section 13 or 15(d) of the
     Securities Exchange Act of 1934) during      [X] Yes [ ] No
     the preceding 12 months (or for such
     shorter period that the registrant was
     required to file such reports) been filed?
     If answer no identify report(s).

(3)  Is it anticipated that any significant
     change in results of operations from the
     corresponding period for the last fiscal     [ ] Yes [X] No
     year will be reflected by the earnings
     statements to be included in the subject report or portion thereof?

Registrant was not subject to the Commission's reporting requirements for the corresponding period for the last fiscal year.

                    Black Dome Energy Corporation
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1997          By:    /s/ Edgar J. Huff
                                     Edgar J. Huff, President

HALLIBURTON, HUNTER & ASSOCIATES, P.C.

Certified Public Accountants
2329 West Main Street, Suite 106
Littleton, Colorado 80120-1900

Phone (303) 730-7999
FAX   (303) 730-2683

March 31, 1997

E.J. Huff, President
Black Dome Energy Corporation
1536 Cole Boulevard, Building 4, #326
Golden, CO 80401

RE:  Audit of Financial Statements for year ended December 31, 1996

Dear Mr. Huff:

This letter is to inform you that, pursuant to our conversations and due to our firm's workload and other scheduling problems, we are unable to complete our examination of the Black Dome Energy Corporation financial statements by the due date for SEC filing. We request that an extention of the due date be requested pursuant to Rule 12b-25(b).

Thank you for your consideration in this matter.

Very truly yours,

HALLIBURTON, HUNTER AND ASSOCIATES

/s/ Jack A. Hunter
Jack A. Hunter, C.P.A.